EVERGREEN LIQUIDITY PLAN: TENDER OFFER

Q&A

BACKGROUND:

As described in the Evergreen Utility and High Income Fund prospectus dated April 27, 2004, under the Enhanced Liquidity Plan, the Board is required to consider repurchasing shares in the event that the fund’s common shares trade at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days during a predetermined measurement period. This tender offer is limited to 5% of the Fund’s outstanding shares. The plan allows shareholders to tender fund shares at their full net asset value (NAV) through this tender offer process. Shareholders must tender at least 20% of their shares. The tender offer is subject to proration if the offer is oversubscribed.

The provision is designed to give shareholders an alternative to selling fund shares at only the market price, which may be lower than the NAV.

The tender offer:

•	Will take place for 8 consecutive quarters following the Fund’s IPO
•	Is subject to approval by the Fund’s Board of Trustees
•	Requires that the discount (market price relative to Fund NAV) exceeds 5% for 15 of the 20 days in the test period

It is important to note that the NAV that will be paid to shareholders who tender shares will be the NAV on the day following the close of the tender offer period. The tender offer for this quarter will close on April 20, 2005. This means that the NAV paid to tender offer participants will be the NAV as of the close of business on April 21, 2005. As a result, there can be no assurance of the NAV the shareholder will receive.

The Fund completed the first tender offer earlier this year. The second testing period was recently completed, with results indicating that the fund’s common shares traded at a discount to net asset value of greater than 5 percent for at least 15 out of 20 trading days. Subsequently, the Board of Trustees has approved a second tender offer. Please refer to the details below in addressing questions with clients.

History of the first tender offer:

Discount Test Period: October 29 – November 26, 2004

Offer Period Commencement: December 20, 2004

Repurchase Deadline: January 24, 2005

Date the NAV was calculated: January 25, 2005

Total Shares Tendered: 3,799,973

Shares for Payment: 575,250

Date of Payment: January 27, 2005

FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC

Relevant Dates for the current tender offer:

Discount Test Period: February 1 – March 1, 2005

Offer Period Commencement: March 22, 2005

Repurchase Deadline: 5:00 p.m. on April 20, 2005

Date the NAV will be calculated: End of Day April 21, 2005

Press Release

Evergreen Investments issued a press release on 2/22/05 announcing that it would propose to the Board of Trustees of the Evergreen Utilities and High Income Fund (AMEX:ERH) that the fund make a tender offer to repurchase up to 5 percent of the fund’s outstanding shares at net asset value. A second press release, announcing the Board’s approval and details of the tender offer, was distributed on 3/17/05.

Board of Trustees Approval

The Board of Trustees of the Fund approved the tender offer in a meeting on March 17, 2005.

NAV Paid as of

The NAV that will be paid to shareholders who properly tender shares will be the NAV on the day following the close of the tender offer period. In this case, the last day of the tender offer period will be April 20, 2005. This means that that NAV paid to tender offer participants will be the NAV as of the close of the New York Stock Exchange on April 21, 2005.

Discount Test Requirements

The discount must exceed 5% for at least 15 of the 20 days of the test period based on average volume-weighted daily price.

Who Qualifies

All Fund shareholders qualify for the tender offer. Because there is no record date for a tender offer, any shareholder can tender shares back to the Fund until the close of the tender offer period.

Shareholder Communication

Notification of the repurchase offer will be mailed to shareholders and Broker/Dealers following commencement of the tender offer period on or about March 22, 2005. The Broker/Dealers are then responsible for mailing the materials to individual shareholders. Shareholders will have 21 days to return their materials to their brokerage firm.

FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC

10% Limitation

Evergreen had requested from the SEC the ability to limit the amount any one shareholder could receive in the tender offer process to 10% of the amount tendered by the fund. The SEC has not granted this request.

Tax Treatment of the Tender

A fund’s redemption of a shareholder’s shares is generally treated as a sale and given cap gain or loss treatment. However, when multiple shareholders are tendering shares for redemption there is a risk that the total share price of an individual’s redemption could be treated for tax purposes as a dividend, if that shareholder’s percentage interest in the fund does not go down in connection with the redemption. To avoid dividend treatment, the redeeming shareholder’s percentage interest in the fund must go down.

To increase the likelihood that each tendering shareholder’s percentage interest in the fund will decrease in connection with the redemption, Evergreen required each shareholder who elected to participate in the tender offer to tender of at least 20% of such shareholder’s shares of the fund. All redemptions will be reported as sales for year-end tax reporting purposes.

Minimum Tender Amounts

Shareholders must have tendered a minimum of 20% of their shares of the fund. Shareholders with fewer than 100 shares must tender all or none of their shares.

Odd Lot Provision

If a shareholder owns and tenders fewer than 100 shares, the fund will purchase all shares tendered by that shareholder. These shareholders will not be subject to the pro rata reduction if more than 5% of the shares of the fund are tendered in the tender offer.

Commissions & Fees

Tendering shareholders will not be obligated to pay brokerage commissions in connection with their tender, but may have to pay transaction costs in accordance with the policies of their brokerage firms.

Over Subscription

The tender offer is limited to 5% of the Fund’s outstanding shares. Should requests exceed 5% of Fund shares, shareholder requests will be fulfilled on a pro rata basis, meaning that each shareholder will receive the same percentage amount of their request. EquiServe will conduct the proration calculation. This pro rata reduction does not apply to holders of 99 or fewer shares because those holders will have all of their shares redeemed.

FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC

What was the proration percentage for ERH’s first tender offer?

Per the press release issued at close of business on January 27, the proration percentage was 11.163%.

What did this actually mean to the shareholder?

Here’s an example based on the estimated proration percentage:

•	If a shareholder tendered 1000 shares, the following happened:
•	They received 111 shares multiplied by the NAV cut at the close of business on January 25 and received these proceeds in their brokerage account.
•	They had 889 shares returned to their brokerage account.

What happened if a shareholder tendered fewer than 100 shares?

Any shareholder tendering less than 100 shares (“odd lots”) was not subject to the proration. The full number of shares tendered was cashed out.

Can the estimated number of shares and proration in the press release containing the preliminary results change?

Yes. Under certain circumstances, shares can be presented for the tender by “Notice of Guaranteed Delivery” which must be received by the close of the tender offer. This means that the shares were not available to be tendered at the close of the tender offer, but that the brokerage firm guarantees that they will have the shares available to be sent to EquiServe no later than 2 days after the execution of the “Notice of Guaranteed Delivery” which can be as late as two days after the close of the tender offer. If the brokerage firm can’t produce the shares by that time, then this is not considered a “proper” tender and they are removed from the offer. This could change the proration percentage. The final results will be included in a press release containing definitive results.

When will the money be sent out and the shares not accepted in the tender credited back to the brokerage accounts?

We anticipate that both the cash and shares not accepted will go out through DTC 5 business days following the close of the tender offer. The exact date is contained in the Offer to Purchase.

What is Evergreen’s position on the first tender offer?

Evergreen believes that it was a successful tender offer, since it was conducted within the guidelines of our original prospectus and marketing material from when the fund was launched in April of 2004. We are prepared to recommend that the Board make

FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC

additional tender offers if the criteria as stated in the prospectus is met. Evergreen does not have a position on whether shareholders should participate in any tender offer.

Additional Information

We will provide additional information about the structure of the tender offer as it becomes available and is approved for distribution.

FOR INTERNAL USE ONLY. NOT TO BE DISTRIBUTED OR SHOWN TO PUBLIC